May 27, 2010
VIA EDGAR, U.S. MAIL AND FACSIMILE to (703) 813-6967
Max A. Webb
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549-3561

Re:	Genuine Parts Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-05690
Definitive Proxy Statement on Schedule 14A
Filed February 26, 2010
File No. 001-05690
Dear Mr. Webb:
Reference is made to the Staff’s comments set forth in your letter dated May 17, 2010 to Thomas C. Gallagher of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which in each case follow the respective comments of the Staff as set forth in the Comment Letter.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 12
Determination of Appropriate Pay Levels; Pay Philosophy and Competitive Standing, page 15
1.	We note your response to our prior comment 4. Please revise your executive compensation disclosure in future filings to identify all companies in the Comparison Group by name instead of by reference to an index and disclose the degree to which the Compensation, Nominating and Governance Committee considered such companies comparable to you.

Response
We will identify all companies in our Comparison Group in future filings. In addition, we will disclose the degree to which the Compensation, Nominating and Governance Committee considered such companies comparable to us in future filings.
We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (770) 612-2048 should you have any questions or require additional information.
Sincerely,
/s/ Jerry W. Nix
Jerry W. Nix
Vice Chairman and
Chief Financial Officer
JN/jk
cc: Thomas C. Gallagher — Chairman, President and Chief Executive Officer